

Mail Stop 3720

December 4, 2015

Hitadi Shapiro Supaat
Chief Executive Officer
British Cambridge, Inc.
Ground Floor, Unit D, Belvedere Tower
San Miguel Avenue, Ortigas Center
Pasig City, 1605 Philippines

> **Re:** **British Cambridge, Inc.**
> **Registration Statement on Form S-1**
> **Filed November 12, 2015**
> **File No. 333-207947**

Dear Mr. Supaat:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We believe that because your company is a shell company, any selling shareholders reselling their shares in a registered offering are considered underwriters. Please refer to SEC Release 33-8869 (2007). That release makes clear that Rule 144 is not available for resale of securities initially issued by shell companies. This is because shareholders who receive shares from a shell company are considered underwriters with respect to their resales until the company is no longer a shell company and adequate information (Form 10 information) has been available to the market for a period of twelve months. Until the company satisfies these conditions, the selling shareholders will be deemed to be

underwriters whose sales are designed to create a market in the company's securities. Accordingly, please revise your prospectus as follows:

- Please identify your company as a shell company on the prospectus cover page and under the Prospectus Summary and Management's Discussion and Analysis. Please include that you have performed limited business operations and have generated no revenue to date.

- Please revise your disclosure to state that your selling shareholders are underwriters, not "may be deemed" to be underwriters. Please identify your selling shareholders as underwriters on the prospectus cover page, under the Selling Shareholders and Plan of Distribution sections, and elsewhere, as appropriate.

- Please revise your disclosure to state that the selling shareholders must offer and sell their shares for a fixed price for the duration of the offering and disclose the price at which the selling shareholders will offer their shares. In this regard, please revise throughout the prospectus to remove any and all indications that selling shareholders have the ability to sell their shares at market prices. Please note that the shares must be offered at a fixed price because the company is not eligible to make an at-the-market offering under Rule 415(a)(4) because it is not eligible to make an offering under Rule 415(a)(1)(x).

Prospectus Cover page

2. Please revise your table to separately state the securities being offered by selling security holders. You may wish to refer to Item 501 of Regulation S-K.

Our Offering, page 3

3. We note your disclosure here and throughout the prospectus that there is a potential conflict of interest for Mr. Supaat because he will be selling shares on behalf of the company while simultaneously selling his own shares. Please disclose the plan of distribution as to which shares Mr. Supaat intends to sell first.

Management's Discussion and Analysis, page 7

4. Please revise to include a more detailed plan of operations for the next twelve months and through the point of generating revenues. In the discussion of each of your planned activities, include specific information regarding each material event or step required to pursue each of your planned activities, including any contingencies such as raising additional funds, and the timelines and associated costs accompanying each proposed step in your business plan so that an investor can get a clearer understanding of how and when you expect to reach revenue generation. Also disclose in greater detail the current

status of your business plan, marketing efforts, and how you expect to develop revenues from your business. We note your business description beginning on page 16.

5. We note your September 29, 2015 acquisition, from an entity under common control, of what appears to be a substantial custom design on-line educational platform. Tell us and include in management's discussion a description of the operating history of this educational platform. Address those financial and non-financial metrics you use to assess its operating performance. Identify any known trends and uncertainties arising from the platform's historic operations that you expect to have a material impact on your prospects for future revenues.

Risk Factors, page 8

6. Please move the Risk Factors section so that it immediately follows the Prospectus Summary. Refer to Item 503(c) of Regulation S-K.

7. We note that the company's principal executive office is located in the Philippines. It also appears that all of the company's officers and directors are located in Philippines or other foreign jurisdictions. Please provide risk factor disclosure that discusses the enforceability of the civil liability provisions of the U.S. federal securities laws against the company's officers and directors and company assets located in foreign jurisdictions.

Description of Business

Business Information, page 16

8. Please expand your disclosure to clarify the geographical regions in which the company intends to begin operating. We note the company plans to have a global presence but it is unclear where the company will initially focus on finding clients with its limited resources.

Employees, page 18

9. Please clarify your disclosure as to the number of hours devoted by your officer and directors to the company. Current disclosure makes it unclear as to whether each individual currently is devoting 25 to 30 hours per week or whether that a combined amount.

Use of Proceeds, page 16

10. In addition to the tables, please provide a brief narrative summary of your expected use of proceeds from your direct public offering, including how each level will or will not advance your planned operations. To the extent you provide this detailed information

elsewhere in the prospectus, you may provide a descriptive cross-reference to that disclosure.

Reports to Security Holders, page 24

11. Please remove your references to being required to file proxy statements. Since your securities will not be registered under Section 12 of the Securities Exchange Act of 1934 upon effectiveness of your Form S-1 registration statement, you will not be subject to the proxy rules. Please disclose this fact.

Executive Compensation, page 26

12. We note your disclosure that stock was issued in exchange for services rendered in developing the Company's business plan. Please advise why this compensation is not included in your executive compensation table.

Certain Relationships and Related Transactions, page 28

13. Please revise this section to include the information required by Item 404 of Regulation S-K. In this regard, we note that it appears, from the last names listed in the selling shareholder chart, that 9,000,000 shares of common stock were sold to an immediate family member of your Director Cheung Yat Kit. Refer to Instruction 1 to Item 404.

Item 15. Recent Sales of Unregistered Securities, page 30

14. Please revise your disclosure to include all information required by Item 701 of Regulation S-K such as the exemption from registration relied upon, the facts relied upon to make the exemption available, and the value of any services received for shares issued.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Joseph M. Kempf, Staff Accountant at (202) 551-3352 or Robert S. Littlepage, Accounting Branch Chief at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Emily C. Drazan, Staff Attorney at (202) 551-3208, Celeste M. Murphy, Legal Branch Chief at (202) 551-3257 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications

cc: Jeffrey DeNunzio
        V Financial Group, LLC

        Benjamin Bunker, Esq.
        The Bunker Law Group, PLLC.